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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

August 22, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund, Inc. (the “Fund”)
(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class H and Class L shares of the U.S. Real Estate Portfolio (“U.S. Real Estate”) and the Small Company Growth Portfolio (“Small Company Growth” and, together with U.S. Real Estate, the “Portfolios”), filed with the Commission on June 24, 2011.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 96 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 22, 2011.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.          Please supplementally confirm that the Fund has considered whether Small Company Growth’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.          We confirm that the Fund has considered and determined that Small Company Growth’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.  In addition, please consider adding risk disclosure regarding the turmoil in the international markets as well as the recent U.S. debt ceiling crisis and downgrade of the U.S. credit rating as they pertain to the securities in which the Portfolios invest.

Response 3.          The Fund has reviewed the risk disclosure in the Prospectuses and believes that the sections entitled “Portfolio Summary —Principal Risks,” “Details of the Portfolio” and “Additional Information About the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest.

Comment 4.          We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.  Please confirm that the Fund has submitted its fidelity bond filings for 2005 and 2006.

Response 4.          The Fund filed a copy of its fidelity bond for 2005 and 2006 on April 4, 2007.

Comment 5.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 5.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUSES

Comment 6.          Please note that the following comments apply to each Portfolio, as applicable, and that changes, if any, should be made accordingly.

Response 6.          We note that the comments to the Prospectuses apply to each Portfolio, as applicable, and the changes, if any, will be made accordingly.

Comment 7.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 7.          This line item is not applicable to the Portfolios at this time.

Comment 8.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 8.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 9.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items.  Please ensure that the footnotes following the Fee Table are required or permitted by the Form.  In addition, please follow appropriate instructions to Form N-1A with respect to the language in the footnote that describes the fee waiver and/or expense reimbursement in the Fee Table.  Specifically, please confirm supplementally the commencement date of the one year period for which the fee waiver and/or expense reimbursement will be in place.

Response 9.          We believe that the footnotes following the Fee Table are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in the Fee Table.  In addition, consistent with Instruction 3(e) to Item 3 of Form N-1A, the Fund hereby confirms that the fee waiver and/or expense reimbursement is expected to be in place for no less than one year from the effective date of the Fund’s registration statement, unless sooner discontinued by the Fund’s Board of Directors.

Comment 10.        The disclosure in the third paragraph of the section of the Small Company Growth Prospectus entitled “Portfolio Summary—Principal Investment Strategies” states that the Adviser “…seeks to invest in high quality companies...” (Emphasis added). Please explain supplementally what is meant by the underlined phrase, specifically, does the Adviser base its determination on a company’s reputation, credit rating or some similar quality and/or characteristic.

Response 10.        In selecting high quality companies for inclusion in the Portfolio, the Adviser typically favors companies with rising returns on invested capital, above average business visibility, strong free cash flow generation and an attractive risk/reward.  In addition, the Adviser seeks to invest in companies that it believes exhibit sustainable competitive advantages and have the ability to deploy capital at high rates of return.

Comment 11.        The disclosure in the first paragraph of the section of the Small Company Growth Prospectus entitled “Details of the Portfolio—Process” states that “[a] company is considered to be a small capitalization company if it has a total market capitalization at the time of purchase of $4 billion or less.”  Please confirm the market capitalization range of securities defining what constitutes a small capitalization company and supplementally explain how such range is indicative of a small capitalization company.

Response 11.        The market capitalization range for Small Company Growth is $4 billion or less.  This market capitalization limit is subject to adjustment annually based upon the Adviser’s reasonable assessment as to the capitalization range of companies which possess the fundamental characteristics of a small capitalization company.

Comment 12.       The disclosure in the fourth paragraph of the section of the Small Company Growth Prospectus entitled “Details of the Portfolio—Process” states that the Portfolio’s equity investments may include, among others, convertible securities.  If the convertible securities in which the Portfolio may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 12.        The Portfolio may invest in convertible securities rated below investment grade.  Additional disclosure has been added to the Statement of Additional Information.

Comment 13.        The disclosure in the sixth paragraph of the section of the Small Company Growth Prospectus entitled “Details of the Portfolio—Process” indicates that derivative instruments will be counted towards the Portfolio’s 80% policy of investing in equity securities of small capitalization companies to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within that policy.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of equity securities of small capitalization companies.

Response 13.        We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 14.        The section of the Small Company Growth Prospectus entitled “Additional Information About the Portfolio’s Investment Strategies and Related Risks—Derivatives” includes disclosure regarding swaps.  Please include disclosure regarding credit default swaps if the Portfolio can invest in such instruments.

Response 14.        The Portfolio does not invest in credit default swaps.

Comment 15.        Please define the term “REOC” in the second paragraph of the section of the U.S. Real Estate Prospectus entitled “Portfolio Summary—Principal Investments Strategies.”

Response 15.        The disclosure has been revised accordingly.

Comment 16.        The disclosure in the first paragraph of the section of the U.S. Real Estate Prospectus entitled “Details of the Portfolio—Process” states that “[t]he top-down portion seeks diversified exposure to all major asset classes…”  Please confirm that the Portfolio is non-diversified, and if so, please rephrase the underlined term as its use may be confusing to investors.

Response 16.        We hereby confirm that the Portfolio is non-diversified.  We respectfully acknowledge your additional comment; however, we believe the disclosure is not confusing to investors.

Comment 17.        Disclosure in the third paragraph under the section of the U.S. Real Estate Prospectus entitled “Details of the Portfolio—Process” discusses the Portfolio’s test for determining when a company is considered to be in the U.S. real estate industry.  Specifically, the disclosure states that “…a company is considered to be from the United States if its securities are traded on a recognized stock exchange in the United States, if alone or on a consolidated basis it derives 50% or more if its annual revenues from either goods produced, sales made or services performed in the United States or if it is organized or has a principal office in the United States…”.  Please explain to the Staff how the first and third prongs of the test necessarily tie an issuer economically to the United States.

Response 17.        In the release proposing Rule 35d-1, the Commission cited three prongs for determining whether a company has met the “economically tied” test for determining whether companies are operating in a country or geographic region indicated by its name.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  In the release adopting Rule 35d-1, the Commission recognized that the “economically tied” test cited in the proposing release was too restrictive and noted that a company would have the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.  See Investment Company Act Release No. 24828 (Jan. 17, 2001).

Accordingly, we believe that satisfying one or more prongs of the Portfolio’s three-prong test will “economically tie” an issuer to the United States within the meaning of Rule 35d-1.  With respect to the first prong, we believe that trading on a stock exchange in the United States exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of the United States, such as economic growth, interest rates and rates of inflation.  With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in the United States will ordinarily subject an issuer to laws and regulations of economic effect of the United States, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss